UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 4)*

Adams Resources & Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

006351 308

(CUSIP Number)

KSA Industries, Inc.

17 South Briar Hollow Lane, Suite 400

Houston, Texas 77027

Attention: Stephanie Carlat

(713) 881-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Amy Adams Strunk
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 110,884 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 110,884 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,159 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.2%[1]
14.	Type of Reporting Person IN

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. AAS Holding LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 0 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,275 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Kenneth S. Adams IV
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,270 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 50,270 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,545 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%[1]
14.	Type of Reporting Person IN

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth S. Adams IV
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 37,855 Common Stock
	8.	Shared Voting Power 0 Common Stock
	9.	Sole Dispositive Power 37,855 Common Stock
	10.	Shared Dispositive Power 0 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,855 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Adams Family Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 0 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,442 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Barclay Cunningham Adams
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 50,668 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 50,668 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,694,943 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.8%[1]
14.	Type of Reporting Person IN

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 37,855 Common Stock
	8.	Shared Voting Power 0 Common Stock
	9.	Sole Dispositive Power 37,855 Common Stock
	10.	Shared Dispositive Power 0 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,855 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. BCA Adams Cumberland, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 0 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,275 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. Susan Cunningham Lewis
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,626 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 10,626 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,901 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.9%[1]
14.	Type of Reporting Person IN

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. SCL 2021 Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 0 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,275 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[1]
14.	Type of Reporting Person OO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Schedule 13D/A

CUSIP No. 006351 308

1.	Names of Reporting Persons. KSA Industries, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Common Stock
	8.	Shared Voting Power 1,644,275 Common Stock
	9.	Sole Dispositive Power 0 Common Stock
	10.	Shared Dispositive Power 1,644,275 Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,275 Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6%[1]
14.	Type of Reporting Person CO

[1]

The percentage was calculated based upon 4,367,866 shares of common stock issued and outstanding on March 1, 2022 as reported by the Issuer on its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on November 22, 2013 (the “Original Schedule 13D”), as amended, by KSA Industries, Inc., Amy Adams Strunk, Kenneth Stanley Adams IV, Barclay Cunningham Adams and Susan Cunningham Adams with respect to the common stock, $0.10 par value (the “Common Stock”) of Adams Resources & Energy, Inc. a Delaware corporation (the “Issuer”), which has its principal executive office at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027. The Original Schedule 13D has been amended previously by the Reporting Persons (as defined below) on April 17, 2014 and November 1, 2017.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment, the Original Schedule 13D, as previously amended, is unchanged.

Item 2. Identity and Background.

This Amendment is being filed jointly by KSA Industries, Inc., a Delaware corporation (“KSAI”); Amy Adams Strunk; AAS Holding LLC, a Delaware limited liability company (“AAS”); Kenneth Stanley Adams IV; Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth Stanley Adams IV; Adams Family Holdings, LLC, a Tennessee limited liability company (“AFH”); Barclay Cunningham Adams; Jefferson Bank Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams; BCA Adams Cumberland, LLC, a Texas limited liability company (“BCA Cumberland”); Susan Cunningham Lewis and SCL 2021 Ventures, LLC, a Texas limited liability company (“SCL Ventures”) (collectively, the “Reporting Persons” and each a “Reporting Person”).

KSAI is 100% controlled and owned by AAS, AFH, BCA Cumberland and SCL Ventures. The executive officers and directors of KSAI are as follows:

Name	Position
Amy Adams Strunk	Chairperson and Chief Executive Officer
Kenneth S. Adams IV	Director
W. R. Scofield	President and Chief Operating Officer
Stephanie Carlat	Senior Vice President and Chief Financial Officer
David B. Hurst	Secretary
Lauren Loupe	Assistant Secretary

AAS is controlled and owned by Amy Adams Strunk.

AFH is controlled and owned by (i) Kenneth Stanley Adams IV and (ii) Barclay Cunningham Adams, as Trustee of the Adams Family 2021 GST-Exempt Trust.

BCA Cumberland is controlled and owned by (i) Barclay Cunningham Adams and (ii) Kenneth S. Adams IV, as Trustee of the BC Adams Trust.

SCL Ventures is controlled and owned by (i) Susan Cunningham Lewis; (ii) Kenneth S. Adams IV, as Trustee of the Kenneth S. Adams IV Family Trust; (iii) Barclay C. Adams, as Trustee of the Barclay C. Adams 2021 Family Trust; and (iv) Richard Spencer Lewis, II, as Trustee of the Richard Spencer Lewis, II 2021 Family Trust.

Jefferson Bank serves as Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Kenneth Stanley Adams IV, a trust for the benefit of Kenneth Stanley Adams IV.

Jefferson Bank serves as Trustee of the Article VI Trust UWO Nancy Neville Adams FBO Barclay Adams, a trust for the benefit of Barclay Cunningham Adams.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D/A as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act of 1934, as amended.

The principal business address and principal office address of the Reporting Persons is 17 South Briar Hollow Lane, Suite 400, Houston, Texas 77027.

The principal business of KSAI includes ownership of the Tennessee Titans of the National Football League, an automobile dealership in Houston, Texas and certain farm and ranch lands in Texas among other investments.

The principal business of each of AAS, AFH, BCA Cumberland and SCL Ventures is private investments.

The principal occupation of Ms. Strunk and Mr. Kenneth Adams IV is their position as directors of KSAI. The principal occupation of Ms. Lewis and Mr. Barclay Adams is private investments.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously reported in the Original Schedule 13D, until his death on October 21, 2013, the late Kenneth Stanley Adams, Jr. reported ownership of shares of Common Stock of the Issuer held by KSAI. Following the death of Kenneth Stanley Adams, Jr., the ownership of KSAI passed to various Reporting Persons in their individual capacities and in trust and subsequently passed to other Reporting Persons in connection with estate planning activities. Currently, 100% voting control of KSAI is held by the Reporting Persons. Certain Reporting Persons also acquired direct ownership of shares of Common Stock of the Issuer in addition to indirect ownership acquired through KSAI. Certain of the Reporting Persons and their representatives have served as directors of KSAI.

Following a review of their investments, including their ownership of the Common Stock of the Issuer, the Reporting Persons have decided to work together to pursue a potential sale of the Issuer’s Common Stock held by the Reporting Persons. The Reporting Persons generally intend to dispose of some or all of the shares of Common Stock of the Issuer beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions, through public offerings or otherwise, subject to market conditions, legal and regulatory requirements, and any contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, and on such other factors considered relevant to the Reporting Persons.

In addition, the Reporting Persons and their representatives and advisers expect to communicate with the Company’s board of directors (“Board”), members of the Issuer’s management and/or other stockholders of the Issuer with respect to strategic, financial, operational or governance matters or otherwise work with management and the Board. Such communications may be with respect to the types of transactions discussed above or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, including a potential sale of the Issuer’s Common Stock held by the Reporting Persons to the Issuer and/or other transactions involving the Issuer.

The Reporting Persons intend to review their investment in the Issuer continually, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the sale, transfer or other disposition of shares of Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”) in public or private transactions; (b) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (c) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, or otherwise; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer’s business or corporate structure; (j) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for the Reporting Person was calculated based on the 4,367,866 shares of Common Stock reported to be outstanding on March 1, 2022, as set forth in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 9, 2022.

(c) The Reporting Persons have not affected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) With the exception of certain discretionary trusts for which there are one or more trustees other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2022

KSA Industries, Inc.

By:	/s/ Stephanie Carlat
Stephanie Carlat
Senior Vice President and Chief Financial Officer

/s/ Amy Adams Strunk
Amy Adams Strunk

AAS Holding LLC

By:	/s/ Amy Adams Strunk
Amy Adams Strunk
Sole Member

/s/ Kenneth Stanley Adams IV
Kenneth Stanley Adams IV

Jefferson Bank Trustee of the Article VI Trust
UWO Nancy Neville Adams FBO Kenneth S. Adams IV

By:	/s/ Erik Ahlenius
Erik Ahlenius
Executive Vice President

Adams Family Holdings, LLC

By:	/s/ Kenneth Stanley Adams IV
Kenneth Stanley Adams IV
Manager

/s/ Barclay Cunningham Adams
Barclay Cunningham Adams

Jefferson Bank Trustee of the Article VI Trust

UWO Nancy Neville Adams FBO Barclay Adams

By:	/s/ Erik Ahlenius
Erik Ahlenius
Executive Vice President

BCA Adams Cumberland, LLC

By:	/s/ Barclay Cunningham Adams
Barclay Cunningham Adams
Manager

/s/ Susan Cunningham Lewis
Susan Cunningham Lewis

SLC 2021 Ventures, LLC

By:	/s/ Susan Cunningham Lewis
Susan Cunningham Lewis
Manager